January 12, 2009
 Ms. Karen J. Garnett,
    Assistant Director,
      Division of Corporation Finance,
        Securities and Exchange Commission,
          100 F Street, NE,
            Washington, DC 20549-3628.
Re:	Thomas Weisel Partners Group, Inc. Registration Statement on Form S-3 Registration No. 333-151226
Dear Ms. Garnett:
               On behalf of our client, Thomas Weisel Partners Group, Inc. (the “Company”), we have set forth below the Company’s responses to the comments set forth in the Staff’s letter, dated July 1, 2008, relating to the Company’s Registration Statement on Form S-3 (Registration No. 333-151226) (the “Registration Statement”).
               For ease of reference, we reproduce in bold text below the relevant comments, and include under each comment the relevant response from the Company.
General
1.	We note your response to comment 1 from our letter dated June 16, 2008; however, we are unable to agree with your conclusion that the shares of common stock were not offered and sold concurrently with the exchangeable shares. Although holders of the exchangeable shares may not convert them into common shares until there is an effective registration statement, there is no restriction on having an effective registration statement prior to one year from the date the exchangeable shares were issued. Moreover, we note that the Shareholders Equity Agreement requires you to file the registration statement no more than approximately five months after the date of the acquisition. Because the company may have an effective registration statement for the underlying common shares within one year of the sale of

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the exchangeable shares, we believe the investment decision regarding the underlying common shares took place at the time of the sale of the exchangeable shares. Accordingly, please revise the registration statement to register the resale of the underlying shares of common stock. Refer to the Division of Corporation Finance Compliance and Disclosure Interpretations, Securities Act Sections, Manual of Publicly Available Telephone Interpretations, No. 9 available at www.sec.gov.
                         On January 2, 2008, the Company completed the acquisition of Westwind Capital Corporation (“Westwind”). In connection with the transaction, Westwind shareholders received a combination of (1) cash and (2) shares of common stock of the Company (“Common Stock”) or exchangeable shares of TWP Acquisition Company (Canada), Inc., an indirect Canadian subsidiary of the Company (“Exchangeable Shares”) in exchange for their shares of Westwind. The shares of Common Stock and Exchangeable Shares initially issued at the closing of the transaction were issued under the exemption from registration under Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”).
                         As discussed in our letter to the Staff dated June 24, 2008 (a copy of which is attached hereto for the Staff’s reference), each Exchangeable Share is generally exchangeable at any time on a one-for-one basis for a share of Common Stock, except, as described below, at such times when a registration statement with respect to the underlying shares of Common Stock is not available.
                         Pursuant to the terms of the Shareholders’ Equity Agreement, dated as of September 30, 2007 (the “Shareholders’ Equity Agreement”), by and among the Company and the former Westwind shareholders party thereto, to which each Westwind shareholder that received shares of Common Stock and/or Exchangeable Shares in the acquisition is a party, each holder of Exchangeable Shares acknowledged that it is only entitled to exercise exchange and similar rights with respect to the Exchangeable Shares at such time when a registration statement with respect to the underlying shares of Common Stock is effective. Although the Company had a contractual obligation to file a registration statement covering the underlying shares of Common Stock during a specified period following the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (an obligation with which the Company complied by filing the Registration Statement), the Company did not have a contractual obligation that would have required it to cause a registration statement to be declared effective within the one year period following the acquisition. Instead, the Company agreed to maintain effective a registration statement for a minimum of at least 180 days in each annual period beginning February 7, 2009. Accordingly, holders of Exchangeable Shares have no contractual rights with respect to an effective registration statement until August 2009 and therefore had no right (nor did they in fact receive such right) during the one-year

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period following the closing of the acquisition to exchange their Exchangeable Shares for Common Stock. The filing of the Registration Statement and the Company’s efforts to have the Registration Statement declared effective within the one year period did not render the Exchangeable Shares exchangeable for shares of Common Stock during that time and in fact the Exchangeable Shares were not so exchangeable within the first year. The Company respectfully notes that it has been more than one year since the closing of the acquisition and during that period, no holder of Exchangeable Shares has sought to exchange the Exchangeable Shares, claimed a right to exchange those shares or claimed a right to have available an effective registration statement covering the underlying Common Stock.
                         As described in our June 24, 2008 letter to the Staff, the Exchangeable Share structure was designed to permit shareholders of Westwind to make a Canadian tax election to defer Canadian income tax on gains otherwise arising on exchange of their Westwind shares. Because the relevant taxable event triggering capital gains tax would be the exchange of the Exchangeable Shares for Common Stock, a holder of Exchangeable Shares would typically not exchange its Exchangeable Shares until it was prepared to dispose of the underlying Common Stock. Accordingly, a decision by a holder of Exchangeable Shares to exchange those shares for Common Stock will largely be driven by a determination by the holder to dispose of all or a portion of its investment in the Company, as well as the tax consequences of holding shares of Common Stock rather than Exchangeable Shares. Absent a change in a shareholder’s tax position, the Company does not believe that a holder of Exchangeable Shares will exchange such shares for shares of Common Stock without immediately selling the underlying shares of Common Stock, and pursuant to the terms of the Shareholders’ Equity Agreement, holders generally are not permitted to transfer their shares until February 2011. The transfer restrictions are discussed in more detail in our previous letter to the Staff; briefly, however, the limited circumstances in which a holder may transfer its shares prior to February 2011 consist of the following:
•	transfers in connection with a public offering pursuant to the exercise of certain registration rights (consisting of “demand” registration rights that are not exercisable until February 7, 2009 and “piggyback” registration rights);

•	transfers following the termination of the employment of the shareholder due to death or disability, provided that such transfers comply with applicable securities laws;

•	transfers pursuant to a will or the laws of descent and distribution, provided that the transferee executes the Shareholders’ Equity Agreement and the transfer is made in compliance with applicable securities laws; and

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•	certain transfers to family members, trusts or charitable organizations, provided that the transferee executes the Shareholders’ Equity Agreement, the transfer is made in compliance with applicable securities laws and the consent of the Underwritten Offering Committee (a committee designated by the Board of Directors of the Company) is obtained.
These transfer restrictions lapse upon a change of control of the Company.
                         The Company respectfully submits that the only offer and sale at the closing of the acquisition was the offer and sale of the shares of Common Stock and Exchangeable Shares that were initially issued at the closing. Neither the fact that the Company agreed to file a registration statement with respect to the underlying shares of Common Stock less than one year following the closing of the acquisition (and complied with its obligation to do so) nor the fact that there was no contractual prohibition on such a registration statement becoming effective during such one-year period should render the initial investment decision to acquire Exchangeable Shares also to be an investment decision to acquire the underlying shares of Common Stock. Representatives of Westwind negotiated a requirement for the Company to file a registration statement at an opportune time (i.e., shortly after preparation of the Company’s annual report on Form 10-K at which time the Company’s public disclosures would be current). Accordingly, the Company believes that it is appropriate to register the offer and sale of the underlying shares of Common Stock at this time through a registration statement covering such primary offering, in which case the revision of the Registration Statement to a resale registration statement would not be necessary.
                         The Company also respectfully submits that there have been other issuances of exchangeable shares in which it appears that the issuer registered the underlying shares of common stock following the closing of the relevant transaction that resulted in the issuance of the exchangeable shares but prior the first anniversary of the transaction:
•	Merge Technologies Incorporated: According to a Current Report on Form 8-K filed by Merge Technologies Incorporated (“Merge”) on June 7, 2005, Merge completed its acquisition of Cedara Software Corporation (“Cedara”) on June 1, 2005, and in connection therewith, issued exchangeable shares and shares of common stock pursuant to an exemption from registration under Section 3(a)(10). On June 7, 2005, Merge filed a Registration Statement on Form S-3 registering the shares of common stock underlying the exchangeable shares. The final prospectus, dated July 12, 2005, indicated that shareholders may exchange their exchangeable shares at any time following effectiveness of the registration statement. The Merger Agreement relating to the transaction that was

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included in Merge’s April 25, 2005 proxy statement contained a covenant requiring Merge to file a Registration Statement on Form S-3 no later than 30 days following the closing of the transaction.

•	Waste Services, Inc.: According to a Current Report on Form 8-K filed by Waste Services, Inc. (“Waste Services”), on July 31, 2004, Waste Services completed a migration transaction from Canada to Delaware pursuant to which shares of the former parent company held by certain holders were converted into exchangeable shares. According to Waste Services’ proxy statement, dated June 28, 2004, the exchangeable shares were issued pursuant to an exemption from registration under Section 3(a)(10). An amendment to a Registration Statement on Form S-3 relating to the shares of common stock underlying the exchangeable shares was filed on August 3, 2004 and the final prospectus was dated August 6, 2004. The Arrangement Agreement relating to the transaction and included in the June 28, 2004 proxy statement contained a covenant requiring Waste Services to file a Registration Statement on Form S-3 as promptly as practicable following execution of the Arrangement Agreement.

•	Broadcom Corporation: According to a Current Report on Form 8-K filed by Broadcom Corporation (“Broadcom”) on September 1, 1999, Broadcom completed the acquisition of HotHaus Technologies Inc. on August 31, 1999 and in connection therewith, issued exchangeable shares pursuant to what appears to have been an exemption from registration under Section 3(a)(10). A Registration Statement on Form S-3 relating to the shares of common stock underlying the exchangeable shares was filed on November 12, 1999. A post-effective amendment to the Registration Statement was filed on October 5, 2007.
2.	As noted in comment 1 from our letter dated June 16, 2008, the Section 3(a)(10) exemption from registration does not apply to common shares underlying the exchangeable shares. As such, please provide us with an analysis of the exemption from registration applicable to that offering. Refer to Revised Staff Legal Bulletin No. 3A (June 18, 2008).
                         Please see the Company’s response to comment 1 from the Staff’s letter dated July 1, 2008 above. The Company acknowledges that the Section 3(a)(10) exemption from registration does not apply to the Common Stock underlying the Exchangeable Shares. The Company respectfully submits that there was not an offer and sale of the shares of Common Stock underlying the Exchangeable Shares at the closing of

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the acquisition and accordingly, no exemption from registration was required. Although the Exchangeable Shares derive their value from the shares of Common Stock, the decision to exchange Exchangeable Shares for shares of Common Stock is an investment decision that is separate from the decision to acquire Exchangeable Shares, and was not made at the time of the closing of the acquisition.
                         If you have any questions or comments concerning the matters discussed above, please call me on (650) 461-5620.

Very truly yours,

/s/ Scott D. Miller

Scott D. Miller
cc:	Byron N. Cooper (Securities and Exchange Commission)

Mark P. Fisher (Thomas Weisel Partners Group, Inc.)

June 24, 2008
Ms. Karen J. Garnett,
Assistant Director,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, NE,
Washington, DC 20549-3628.

Re:	Thomas Weisel Partners Group, Inc. Registration Statement on Form S-3 Registration No. 333-151226 Filed on May 28, 2008
Dear Ms. Garnett:
     On behalf of our client, Thomas Weisel Partners Group, Inc. (the “Company”), we have set forth below the Company’s responses to the comments set forth in the Staff’s letter, dated June 16, 2008, relating to the Registration Statement on Form S-3 filed by the Company on May 28, 2008 (the “Registration Statement”).
     For ease of reference, we reproduce below the relevant comments, and include under the comments the Company’s response.
General
1.	We note that you relied on the Section 3(a)(10) exemption from registration for the sale of common stock and exchangeable shares, which took place on January 2, 2008. We also note that, pursuant to the Shareholders’ Equity Agreement dated September 30, 2007, the exchangeable shares may not be exchanged, redeemed, or similarly converted until a registration statement covering the conversion shares is effective. Because registration of the conversion shares will likely occur within one year of the sale of the exchangeable shares, it appears the investment decision regarding the underlying common shares was made at the time the exchangeable shares were sold. Please provide an analysis of why you believe it is appropriate to register the offer and sale of the underlying common shares at this time. To

Ms. Karen J. Garnett
the extent the underlying securities were offered and sold at the time you issued the exchangeable shares, provide an analysis of the exemption from registration applicable to that offering. Please note that the Section 3(a)(10) exemption does not apply to the conversion of the exchangeable shares. Refer to Revised Staff Legal Bulletin No. 3 (October 20, 1999).
     On January 2, 2008, the Company completed the acquisition of Westwind Capital Corporation (“Westwind”). In connection with the transaction, Westwind shareholders received a combination of (1) cash and (2) shares of common stock of the Company (“Common Stock”) or exchangeable shares of TWP Acquisition Company (Canada), Inc., an indirect Canadian subsidiary of the Company (“Exchangeable Shares”) in exchange for their shares of Westwind. The shares of Common Stock and Exchangeable Shares initially issuable at the closing of the transaction were issued under the exemption from registration under Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”).
     Each Exchangeable Share is generally is exchangeable at any time on a one-for-one basis for a share of Common Stock, except, as described below, at such times when a registration statement with respect to the underlying shares of Common Stock is not available. In addition, through a trust agreement and special voting preferred stock of the Company, holders of Exchangeable Shares effectively have the ability to cast votes along with holders of Common Stock on matters presented for stockholder approval. Under the agreements and share provisions relating to the Exchangeable Shares, holders of the Exchangeable Shares generally are entitled to receive any dividends or other distributions made to holders of Common Stock.
     The Exchangeable Share structure was designed to permit shareholders of Westwind to make a Canadian tax election to defer Canadian income tax on gains otherwise arising on exchange of their Westwind shares. As a result of such election, capital gains tax would be payable at the time a holder of Exchangeable Shares exchanges its Exchangeable Shares for shares of Common Stock. Because the relevant taxable event would be the exchange of the Exchangeable Shares for Common Stock, a holder of Exchangeable Shares would typically not exchange its Exchangeable Shares until it was prepared to dispose of the Common Stock that is issuable upon exchange of such shares.
     In making its investment decision with respect to the Exchangeable Shares, a Westwind shareholder would have taken into account a variety of factors, including the business of the Company and the shareholder’s expectations regarding the future value of the Company and the value of the Common Stock. Given the nature of the Exchangeable Shares, the value of the Exchangeable Shares is largely driven by, and tied to, the value of the Common Stock. That being said, however, a holder’s investment

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Ms. Karen J. Garnett
decision necessarily was in the Exchangeable Shares themselves or, in the case of certain holders electing to receive Common Stock, shares of Common Stock, at the time of the acquisition. The decision to acquire Exchangeable Shares at the time of the acquisition is distinct from the decision to exchange Exchangeable Shares for Common Stock. This decision will be driven by other factors, with perhaps the most important being a determination by the holder to dispose of all or a portion of its investment in the Company, as it is the exchange of Exchangeable Shares for shares of Common Stock that will be a taxable event, as well as the tax consequences of holding shares of Common Stock rather than Exchangeable Shares. Absent a change in a shareholder’s tax position, the Company does not believe that a holder of Exchangeable Shares will exchange such shares for shares of Common Stock without immediately selling the underlying shares of Common Stock.
     In addition, transfers by the former Westwind shareholders of the Exchangeable Shares and shares of Common Stock that they originally acquired in the acquisition are restricted for a significant period of time. Pursuant to the Shareholders’ Equity Agreement, dated as of September 30, 2007 (the “Shareholders’ Equity Agreement”), by and among the Company and the former Westwind shareholders party thereto, to which each Westwind shareholder receiving shares of Common Stock and/or Exchangeable Shares in the acquisition is a party, shareholders are prohibited from transferring their shares of Common Stock and Exchangeable Shares until after February 7, 2011 (the “Transfer Restrictions”), other than in certain limited circumstances. These limited circumstances consist of:
•	transfers in connection with a public offering pursuant to the exercise of certain registration rights (consisting of “demand” registration rights that are not exercisable until February 7, 2009 and “piggyback” registration rights);

•	transfers following the termination of the employment of the shareholder due to death or disability, provided that such transfers comply with applicable securities laws;

•	transfers pursuant to a will or the laws of descent and distribution, provided that the transferee executes the Shareholders’ Equity Agreement and the transfer is made in compliance with applicable securities laws; and

•	transfers to family members, trusts that are for the exclusive benefit of one or more family members and/or any institution qualified as tax exempt under Section 501(c)(3) of the Internal Revenue Code or that is a “registered charity” within the meaning of the Canadian Income Tax Act (a “Charitable Organization”) or a corporation that is for the exclusive

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Ms. Karen J. Garnett
benefit of such shareholder and/or one or more family members or Charitable Organizations, provided that the transferee executes the Shareholders’ Equity Agreement, the transfer is made in compliance with applicable securities laws and the consent of the Underwritten Offering Committee (a committee designated by the Board of Directors of the Company) is obtained.
The Transfer Restrictions lapse upon a change of control of the Company.
     The Company respectfully submits that the only offer and sale at the closing of the acquisition was the offer and sale of the shares of Common Stock and Exchangeable Shares that were initially issuable at the closing. Although the Exchangeable Shares derive their value from the shares of Common Stock, the decision to exchange Exchangeable Shares for shares of Common Stock is an investment decision that is separate from the decision to acquire Exchangeable Shares.
     In addition, pursuant to the terms of the Shareholders’ Equity Agreement, each holder of Exchangeable Shares has acknowledged that it is only entitled to exercise exchange and similar rights with respect to the Exchangeable Shares at such time when a registration statement with respect to the underlying shares of Common Stock is effective. As a general matter, the Company has agreed to use reasonable best efforts to effect the registration of the underlying shares of Common Stock and to maintain such registration for the period that the Exchangeable Shares remain outstanding. This contractual obligation has no temporal requirement—either specific (e.g., within 60 days) or general (e.g., as promptly as practicable). The Company’s specific contractual obligations with respect to a registration statement covering the underlying shares of Common Stock are twofold. First, the Company has agreed to file a registration statement during a specified period following the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and with the filing of the Registration Statement, it has complied with this obligation. Second, the Company has agreed to maintain effective for a minimum of at least 180 days in each annual period beginning February 7, 2009 (which is more than one year following the closing of the acquisition) a registration statement covering the underlying shares of Common Stock. Accordingly, holders of Exchangeable Shares, who have acknowledged that they have no exchange or similar rights prior to the time when a registration statement is effective under the Securities Act, have no contractual rights with respect to an effective registration statement until August 2009. Even at that time, such holders would only be permitted to make limited transfers of the Exchangeable Shares and shares of Common Stock, as the Transfer Restrictions would not lapse until February 2011. As discussed above, the Company does not believe that a holder would exchange its Exchangeable Shares until it is prepared to dispose of the underlying shares of Common Stock.

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Ms. Karen J. Garnett
     Despite the limited transferability of the Exchangeable Shares and the fact that holders of Exchangeable Shares do not have contractual rights with respect to an effective registration statement for at least one year, the Company would like to comply with its contractual obligation regarding an effective registration statement prior to August 2009. Neither the fact that the Company agreed to file a registration statement with respect to the shares of Common Stock issuable upon exchange of the Exchangeable Shares less than one year following the closing of the acquisition nor the fact that a registration statement with respect to such shares may become effective during such one-year period as a result of voluntary actions taken by the Company should render the initial investment decision to acquire Exchangeable Shares also to be an investment decision to acquire the underlying shares of Common Stock.
     For the foregoing reasons, the Company respectfully submits that it is appropriate to register the offer and sale of the underlying shares of Common Stock at this time.
     If you have any questions or comments concerning the matters discussed above, please call me on (650) 461-5620.

Very truly yours,
/s/ Scott D. Miller
Scott D. Miller

cc:	Mark P. Fisher (Thomas Weisel Partners Group, Inc.)

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